Exhibit 99.2

Youku Tudou Announces Third Quarter 2014 Unaudited Financial Results

Consumer Revenues Grew 473% Year-on-Year; Share Repurchase Totaling US$300 Million Completed

BEIJING, China, November 14, 2014 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for third quarter 2014.

Third Quarter 2014 Highlights1

•             Net revenues were RMB1.11 billion (US$180.3 million), a 29% increase from the corresponding period in 2013.

•             Gross profit was RMB246.9 million (US$40.2 million), a 200% increase from the corresponding period in 2013. Non-GAAP gross profit was RMB260.5 million (US$42.4 million) in the third quarter of 2014, an increase of 159% from the corresponding period in 2013.

•             Net loss was RMB181.4 million (US$29.6 million), a 17% decrease from the corresponding period in 2013. Non-GAAP net loss was RMB102.7 million (US$16.7 million) in the third quarter of 2014, as compared to RMB159.6 million (US$26.0 million) from the corresponding period in 2013.

•             Basic and diluted loss per ADS, each representing 18 Class A ordinary shares of the Company, for the third quarter of 2014 amounted to RMB0.88 (US$0.14) and RMB0.88 (US$0.14), respectively. Non-GAAP basic and diluted loss per ADS for the third quarter of 2014 amounted to RMB0.50 (US$0.08) and RMB0.50 (US$0.08), respectively.

•             Cash, cash equivalents, restricted cash and short-term investments totaled RMB8.7 billion (US$1.4 billion) as of September 30, 2014.

•             Acquisition of property and equipment for the third quarter of 2014 was RMB41.3 million (US$6.7 million).

•             Acquisition of intangible assets for the third quarter of 2014 was RMB344.1 million (US$56.1 million).

•             Share repurchases totaling US$300 million completed the share repurchase program authorized by the Board in August 2014.

“We made positive progress in the third quarter in improving the effectiveness of multi-screen advertising solutions and growing our new consumer revenue streams, which drove the top line growth momentum of 29% increase year-on-year versus 27% growth in the second quarter. The new marketing solutions we announced with Alibaba through our strategic cooperation on big data places us uniquely at the forefront of new trends in digital advertising. Our new consumer businesses enjoyed rapid growth and may help spur further top line growth in future quarters. Meanwhile, our Youku mobile video app is now ranked the second most popular mobile app in terms of user time spent after WeChat,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “At the same time, we will continue to invest decisively in the future growth of advertising and consumer business, our content eco-system and continued leadership in multi-screen product development. We believe these investments, such as in headcount increase and marketing for new consumer businesses and our original content productions, will help us further capitalize on the opportunities ahead of us in the multi-screen Internet era, and structurally step up the monetization of our mass user base and brand leadership.”

Dele Liu, President of Youku Tudou, added, “With regards to our content strategy, we continued to book further success in establishing a comprehensive content production and distribution eco-system. One of the key highlights for the quarter was the establishment of Heyi Pictures, our movie production and investment division, which is

1  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.1380 to US$1.00, the effective noon buying rate as of September 30, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

China’s first online and offline film company to incubate content IP, scale up content from micro-movies to silver screen movies and to grow fan communities that can support films and new consumer monetization model. Our most recent deals on the production of Internet-based adaptations to television blockbusters Big Brother and The Voice Kids in 2015 are testament to the growing convergence in online and offline media and entertainment.”

Third Quarter 2014 Results

Net revenues were RMB1.11 billion (US$180.3 million) in the third quarter of 2014, a 29% increase from the corresponding period in 2013, meeting net revenues guidance previously announced by the Company.

Advertising net revenues were RMB985.2 million (US$160.5 million) in the third quarter of 2014, a 32% increase from the corresponding period in 2013, meeting the advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Consumer revenues, which are mainly derived from our subscription-based and pay-per-view services, were RMB41.8 million (US$6.8 million) in the third quarter of 2014, a 473% increase from the corresponding period in 2013. The growth was primarily attributable to the expansion of our subscriber base and pay-per-view orders.

Bandwidth costs as a component of cost of revenues were RMB229.7 million (US$37.4 million) in the third quarter of 2014, representing 21% of net revenues, as compared to 21% of net revenues for the corresponding period in 2013.

Content costs as a component of cost of revenues were RMB501.8 million (US$81.8 million) in the third quarter of 2014, representing 45% of net revenues as compared to 58% of net revenues for the corresponding period in 2013. Non-GAAP content costs were RMB488.2 million (US$79.5 million) in the third quarter of 2014, representing 44% of net revenues, as compared to 56% of net revenues for the corresponding period in 2013.

Gross profit was RMB246.9 million (US$40.2 million) in the third quarter of 2014, an increase of 200% from the corresponding period in 2013. Non-GAAP gross profit was RMB260.5 million (US$42.4 million) in the third quarter of 2014, an increase of 159% from the corresponding period in 2013 due to strong operating leverage.

Operating expenses were RMB452.5 million (US$73.7 million) in the third quarter of 2014, as compared to RMB312.8 million (US$51.0million) for the corresponding period in 2013. Non-GAAP operating expenses were RMB387.4 million (US$63.1 million) in the third quarter of 2014, as compared to RMB271.9 million (US$44.3 million) for the corresponding period in 2013. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB287.0 million (US$46.8 million) in the third quarter of 2014, as compared to RMB171.8 million (US$28.0 million) for the corresponding period in 2013. Non-GAAP sales and marketing expenses were RMB262.9 million (US$42.8 million) in the third quarter of 2014, as compared to RMB157.3 million (US$25.6 million) for the corresponding period in 2013. This increase was primarily due to increases in marketing expenses and commission expenses paid to our sales force in line with our revenue growth.

Product development expenses were RMB112.4 million (US$18.3 million) in the third quarter of 2014, as compared to RMB78.6 million (US$12.8 million) for the corresponding period in 2013. Non-GAAP product development expenses were RMB93.6 million (US$15.2 million) in the third quarter of 2014, as compared to RMB67.5 million (US$11.0 million) for the corresponding period in 2013. This increase was primarily due to an increase in personnel related expenses for our product development in mobile, search, social, paid and live broadcasting services.

General and administrative expenses were RMB53.0 million (US$8.6 million) in the third quarter of 2014, as compared to RMB62.5 million (US$10.2 million) for the corresponding period in 2013. Non-GAAP general and administrative expenses were RMB31.0 million (US$5.0 million) in the third quarter of 2014, a decrease of 34% from the corresponding period in 2013.

Net loss was RMB181.4 million (US$29.6 million) in the third quarter of 2014, as compared to RMB218.6 million (US$35.6 million) for the corresponding period in 2013. Non-GAAP net loss was RMB102.7 million (US$16.7 million) in the third quarter of 2014, as compared to RMB159.6 million (US$26.0 million) from the corresponding period in 2013.

Non-GAAP adjusted EBITDA loss was RMB88.9 million (US$14.5 million) in the third quarter of 2014, as compared to RMB141.1 million (US$23.0 million) from the corresponding period in 2013.

Departure of Chief Financial Officer

The Company today announced that its Chief Financial Officer, Mr. Ge Xu, is resigning from his position at the Company due to personal reasons, and will be effective when the Company submits its 2014 20-F filing.

Mr. Xu joined the Company in October 2011 and has made significant contributions to the Company’s growth and development, including enhancing the Company’s financial systems and internal controls.

Mr. Victor Koo, Chairman and Chief Executive Officer of Youku Tudou, said, “I’d like to thank Michael for his significant contributions to the Company. We wish him the best with his future endeavors.”

“During these years in Youku Tudou, I had a lot of fun and excitement, which not many people are privileged to experience. For this, I am grateful to all my colleagues,” commented Mr. Xu.

The Company noted that there were no disagreements between Mr. Xu and Youku Tudou’s Board of Directors or management and that his departure is not related to the Company’s operations, policies, practices or any issues regarding the integrity of Youku Tudou’s financial statements or accounting policies and practices.

Business Outlook

For the fourth quarter of 2014, the Company expects net revenues will be between RMB1.15 billion and RMB1.22 billion, with advertising net revenues contributing between RMB1.01 billion and RMB1.07 billion. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Recent Development

As of November 13, 2014, the Company has purchased approximately 16.1 million ADSs in the open market for a total consideration of approximately US$300.0 million under its share repurchase program approved by the Company’s board of directors in August 2014, which has hereby been completed.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on November 13, 2014 (9:00 a.m. Beijing/Hong Kong Time on November 14, 2014).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In:	+1-800-742-9301
International Dial In:	+61-2-8373-3610
Mainland China Dial In:	+86-800-870-0210 / +86-400-120-3170
Hong Kong Dial In:	+852-3051-2792

A replay of the call will be available by dialing +61 2 8199 0299 and entering passcode 31852718. The replay will be available through November 21, 2014.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku Tudou may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku Tudou does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s financial results presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business:  non-GAAP content costs, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP profit or loss from operations, non-GAAP net profit or loss and non-GAAP EBITDA profit or loss. We define non-GAAP content costs as content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define non-GAAP sales and marketing expenses as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define non-GAAP product development expense as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define non-GAAP profit or loss from operations as profit or loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP net profit or loss as net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP EBITDA profit or loss as net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Ryan Cheung

Corporate Finance Senior Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	As of
(Amounts in thousands, except for number of shares)	December 31, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,764,221	5,073,522	826,576
Restricted cash	2,679	558,318	90,961
Short-term investments	1,409,439	3,112,495	507,086
Accounts receivable, net	1,370,031	1,619,947	263,921
Intangible assets, net	51,942	150,475	24,515
Amounts due from related party	—	72,040	11,737
Deferred tax assets	7,843	7,843	1,278
Prepayments and other assets	82,300	109,426	17,828
Total current assets	4,688,455	10,704,066	1,743,902

Non-current assets:
Property and equipment, net	222,229	281,937	45,933
Long-term investment	—	50,000	8,146
Intangible assets, net	1,197,671	1,380,433	224,899
Capitalized content production costs	1,176	9,497	1,547
Prepayments and other assets	197,856	289,739	47,204
Goodwill	4,262,569	4,262,569	694,456
Total non-current assets	5,881,501	6,274,175	1,022,185

TOTAL ASSETS	10,569,956	16,978,241	2,766,087

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	213,825	487,766	79,467
Advances from customers	25,081	25,451	4,146
Amounts due to related party	—	118	19
Accrued expenses and other liabilities	1,124,342	1,378,582	224,598
Total current liabilities	1,363,248	1,891,917	308,230

Non-current liabilities:
Deferred tax liability	219,519	219,519	35,764
Other liabilities	4,070	8,166	1,330
Total non-current liabilities	223,589	227,685	37,094

Total liabilities	1,586,837	2,119,602	345,324

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 2,356,529,401 and 3,114,197,551 issued as of December 31, 2013 and September 30, 2014, respectively, 2,356,529,401 and 2,917,676,233 outstanding as of December 31, 2013 and September 30, 2014, respectively)	154	201	33
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 645,691,903 issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	49	48	8
Additional paid-in capital	11,058,360	18,790,468	3,061,334
Treasury stock (at cost, nil and 196,521,318 as of December 31, 2013 and September 30, 2014, respectively)	—	(1,293,644)	(210,760)
Statutory reserves	2,063	2,063	336
Accumulated deficit	(1,878,454)	(2,448,972)	(398,985)
Accumulated other comprehensive loss	(199,053)	(191,525)	(31,203)
Total shareholders’ equity	8,983,119	14,858,639	2,420,763

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,569,956	16,978,241	2,766,087

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for number of shares and ADS and per share and per ADS	For the Three Months Ended				For the Nine Months Ended
data)	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues (including advertising net revenues from related party amounting to RMB26,738, and RMB69,763 for the three months ended June 30 and September 30, 2014, respectively, and RMB96,501 for the nine months ended September 30, 2014)	857,743	958,719	1,106,641	180,294	2,127,197	2,765,734	450,592

Cost of revenues (Note 1)	(775,436)	(750,107)	(859,774)	(140,074)	(1,840,483)	(2,224,689)	(362,445)

Gross profit	82,307	208,612	246,867	40,220	286,714	541,045	88,147

Operating expenses:
Product development	(78,622)	(99,116)	(112,434)	(18,318)	(201,501)	(292,250)	(47,613)
Sales and marketing	(171,763)	(212,826)	(287,038)	(46,764)	(464,564)	(686,406)	(111,828)
General and administrative	(62,458)	(74,457)	(53,009)	(8,636)	(221,377)	(174,289)	(28,395)
Total operating expenses	(312,843)	(386,399)	(452,481)	(73,718)	(887,442)	(1,152,945)	(187,836)

Loss from operations	(230,536)	(177,787)	(205,614)	(33,498)	(600,728)	(611,900)	(99,689)

Interest income	7,284	9,923	22,694	3,697	21,553	38,670	6,299
Interest expenses	—	—	—	—	(545)	—	—
Other, net	4,694	3,441	1,542	251	23,695	2,724	444
Total other income, net	11,978	13,364	24,236	3,948	44,703	41,394	6,743

Loss before income taxes	(218,558)	(164,423)	(181,378)	(29,550)	(556,025)	(570,506)	(92,946)
Income taxes	(80)	(12)	—	—	(138)	(12)	(2)

Net loss	(218,638)	(164,435)	(181,378)	(29,550)	(556,163)	(570,518)	(92,948)

Other comprehensive (loss) income, before tax
Foreign currency translation adjustments	(10,547)	(13,645)	214	35	(49,970)	7,528	1,226
Other comprehensive (loss) income, before tax	(10,547)	(13,645)	214	35	(49,970)	7,528	1,226
Income tax expense related to components of other comprehensive (loss) income	—	—	—	—	—	—	—

Other comprehensive (loss) income, net of tax	(10,547)	(13,645)	214	35	(49,970)	7,528	1,226

Net loss per share, basic and diluted	(0.07)	(0.05)	(0.05)	(0.01)	(0.19)	(0.17)	(0.03)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(1.31)	(0.88)	(0.88)	(0.14)	(3.36)	(3.05)	(0.50)
Shares used in computation, basic and diluted	2,995,701,280	3,355,310,411	3,724,534,275	3,724,534,275	2,977,998,887	3,369,848,757	3,369,848,757
ADSs used in computation, basic and diluted	166,427,848	186,406,133	206,918,571	206,918,571	165,444,382	187,213,819	187,213,819

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended				For the Nine Months Ended
(Amounts in thousands)	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	75,480	89,550	97,760	15,927	198,739	250,268	40,774
Bandwidth costs	181,670	213,538	229,714	37,425	506,826	645,141	105,106
Depreciation of servers and other equipment	21,827	28,756	30,472	4,965	65,681	83,534	13,608
Content costs	496,459	418,263	501,828	81,757	1,069,237	1,245,746	202,957
Total Cost of Revenues	775,436	750,107	859,774	140,074	1,840,483	2,224,689	362,445

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended				For the Nine Months Ended
(Amounts in thousands)	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(218,638)	(164,435)	(181,378)	(29,550)	(556,163)	(570,518)	(92,948)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and impairment of fixed assets	30,342	36,328	38,054	6,200	84,639	106,265	17,313
Bad debt expense	19,945	5,247	(12,546)	(2,044)	37,056	(13,772)	(2,244)
Amortisation and impairment of intangible assets and capitalized content production costs	327,334	229,561	306,460	49,928	642,848	717,798	116,943
Amortization of long-term debt discounts	—	—	—	—	313	—	—
Loss on disposal of property and equipment	788	128	10	2	838	228	37
Foreign exchange loss (gain)	2,540	846	(58)	(9)	2,018	2,952	481
Share-based compensation	48,918	82,131	72,372	11,791	135,297	224,723	36,612
Changes in operating assets and liabilities:
Restricted cash	6,759	(1)	(555,636)	(90,524)	7,453	(555,639)	(90,524)
Accounts receivable	(161,184)	(244,056)	(171,241)	(27,899)	(489,526)	(236,144)	(38,472)
Amounts due from related party	—	(62,620)	(9,420)	(1,535)	—	(72,040)	(11,737)
Prepayments and other assets	37,051	(21,120)	21,958	3,577	60,192	(9,777)	(1,593)
Capitalized content production costs	(3,004)	(6,371)	(17,511)	(2,854)	(29,425)	(26,854)	(4,375)
Accounts payable	702	8,631	17,079	2,783	2,017	30,284	4,934
Advances from customers	9,918	(3,229)	1,783	290	44,195	370	60
Accrued expenses and other liabilities	20,027	(16,266)	236,276	38,496	120,541	249,601	40,664
Amounts due to related party	—	70	48	8	—	118	19
Net cash provided by (used in) operating activities	121,498	(155,156)	(253,750)	(41,340)	62,293	(152,405)	(24,830)

Cash flows from investing activities:
Acquisition of property and equipment	(67,252)	(84,968)	(41,295)	(6,728)	(129,165)	(154,454)	(25,164)
Proceeds received from maturity of short-term investments	1,358,761	66,037	1,363,276	222,104	2,017,412	2,561,772	417,363
Short-term investments placed with financial institutions	(1,405,173)	(4,698)	(2,859,798)	(465,917)	(2,329,822)	(4,255,735)	(693,342)
Proceeds from disposal of property and equipment	—	10	88	14	1,282	278	45
Acquisition of shares of an investee	—	—	(50,000)	(8,146)	—	(50,000)	(8,146)
Acquisition of intangible assets	(171,620)	(246,320)	(344,142)	(56,067)	(513,041)	(756,353)	(123,225)
Net cash used in investing activities	(285,284)	(269,939)	(1,931,871)	(314,740)	(953,334)	(2,654,492)	(432,469)

Cash flows from financing activities:
Exercise of employee stock options	27,676	7,355	6,086	992	92,351	25,250	4,114
Principal repayments on long-term debt	(1,111)	—	—	—	(7,677)	—	—
Repurchase of ADSs	—	—	(1,293,644)	(210,760)	—	(1,293,644)	(210,760)
Proceeds from Ali investment, net of issuance costs	—	7,387,520	(7,504)	(1,223)	—	7,380,016	1,202,349
Net cash provided by (used in) financing activities	26,565	7,394,875	(1,295,062)	(210,991)	84,674	6,111,622	995,703
Effect of exchange rate changes on cash and cash equivalents	(13,087)	(14,491)	272	44	(51,988)	4,576	746
Net (decrease) increase in cash and cash equivalents	(150,308)	6,955,289	(3,480,411)	(567,027)	(858,355)	3,309,301	539,150
Cash and cash equivalents at the beginning of the period	947,810	1,598,644	8,553,933	1,393,603	1,655,857	1,764,221	287,426
Cash and cash equivalents at the end of the period	797,502	8,553,933	5,073,522	826,576	797,502	5,073,522	826,576

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Content Costs

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Content costs	496,459	418,263	501,828	81,757	1,069,237	1,245,746	202,957
Deduct: share-based compensation	12,136	12,694	11,077	1,805	24,264	35,994	5,864
Deduct: amortization of intangible assets from business combination	5,984	2,631	2,557	417	22,056	7,671	1,250
Non-GAAP content costs	478,339	402,938	488,194	79,535	1,022,917	1,202,081	195,843

2. Non-GAAP Gross Profit

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	82,307	208,612	246,867	40,220	286,714	541,045	88,147
Add back: share-based compensation	12,136	12,694	11,077	1,805	24,264	35,994	5,864
Add back: amortization of intangible assets from business combination	5,984	2,631	2,557	417	22,056	7,671	1,250
Non-GAAP gross profit	100,427	223,937	260,501	42,442	333,034	584,710	95,261

3. Non-GAAP Operating Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses	312,843	386,399	452,481	73,718	887,442	1,152,945	187,836
Deduct: share-based compensation	36,782	69,437	61,295	9,986	111,033	188,729	30,748
Deduct: amortization of intangible assets from business combination	4,155	3,743	3,743	610	12,465	11,229	1,828
Non-GAAP operating expenses	271,906	313,219	387,443	63,122	763,944	952,987	155,260

4. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	171,763	212,826	287,038	46,764	464,564	686,406	111,828
Deduct: share-based compensation	12,366	24,824	22,256	3,626	35,135	68,252	11,120
Deduct: amortization of intangible assets from business combination	2,077	1,871	1,871	305	6,231	5,613	913
Non-GAAP sales and marketing expenses	157,320	186,131	262,911	42,833	423,198	612,541	99,795

5. Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Product development expenses	78,622	99,116	112,434	18,318	201,501	292,250	47,613
Deduct: share-based compensation	9,748	19,006	17,624	2,871	26,605	53,836	8,771
Deduct: amortization of intangible assets from business combination	1,395	1,257	1,257	205	4,185	3,771	614
Non-GAAP product development expenses	67,479	78,853	93,553	15,242	170,711	234,643	38,228

6. Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	62,458	74,457	53,009	8,636	221,377	174,289	28,395
Deduct: share-based compensation	14,668	25,607	21,415	3,489	49,293	66,641	10,857
Deduct: amortization of intangible assets from business combination	683	615	615	100	2,049	1,845	301
Non-GAAP general and administrative expenses	47,107	48,235	30,979	5,047	170,035	105,803	17,237

7. Non-GAAP Loss from Operations

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(230,536)	(177,787)	(205,614)	(33,498)	(600,728)	(611,900)	(99,689)
Add back: share-based compensation	48,918	82,131	72,372	11,791	135,297	224,723	36,612
Add back: amortization of intangible assets from business combination	10,139	6,374	6,300	1,027	34,521	18,900	3,078
Non-GAAP loss from operations	(171,479)	(89,282)	(126,942)	(20,680)	(430,910)	(368,277)	(59,999)

8. Non-GAAP Net Loss

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(218,638)	(164,435)	(181,378)	(29,550)	(556,163)	(570,518)	(92,948)
Add back: share-based compensation	48,918	82,131	72,372	11,791	135,297	224,723	36,612
Add back: amortization of intangible assets from business combination	10,139	6,374	6,300	1,027	34,521	18,900	3,078
Non-GAAP net loss	(159,581)	(75,930)	(102,706)	(16,732)	(386,345)	(326,895)	(53,258)

9.  Non-GAAP EBITDA Loss

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(218,638)	(164,435)	(181,378)	(29,550)	(556,163)	(570,518)	(92,948)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	30,356	36,341	38,068	6,202	84,682	106,306	17,319
Interest income	(7,284)	(9,923)	(22,694)	(3,697)	(21,553)	(38,670)	(6,299)
Interest expenses	—	—	—	—	545	—	—
Income taxes	80	12	—	—	138	12	2
EBITDA loss	(195,486)	(138,005)	(166,004)	(27,045)	(492,351)	(502,870)	(81,926)

Adjustments:
Share-based compensation	48,918	82,131	72,372	11,791	135,297	224,723	36,612
Amortization of intangible assets from business combination	10,139	6,374	6,300	1,027	34,521	18,900	3,078
Others, net	(4,694)	(3,441)	(1,542)	(251)	(23,695)	(2,724)	(444)
Non-GAAP EBITDA loss	(141,123)	(52,941)	(88,874)	(14,478)	(346,228)	(261,971)	(42,680)

(1)              For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)              The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.